UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 30, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bellicum Pharmaceuticals, Inc.

File No. 333-200328 - CF#35565

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Bellicum Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 18, 2014.

Based on representations by Bellicum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through October 31, 2020
Exhibit 10.16	through October 31, 2020
Exhibit 10.17	through October 31, 2020
Exhibit 10.18	through October 31, 2020
Exhibit 10.19	through October 31, 2020
Exhibit 10.20	through November 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary